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Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(In thousands, except ratios)

	Nine Months Ended September 30,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income (loss) before income taxes	$(1,522,954)	$55,899	$314,880	$(1,380,378)	$(67,066)	$5,399	$3,412
Adjustments:
Equity investment (income) loss	218	(651)	(617)	(97)	(373)	—	—
Interest capitalized	(80,262)	(129,487)	(168,897)	(203,993)	(53,492)	—	—

Income (loss) before income taxes, as adjusted	$(1,602,998)	$(74,239)	$145,366	$(1,584,468)	$(120,931)	$5,399	$3,412
Fixed charges	257,041	239,453	320,403	262,046	86,589	17,808	23,087

Total earnings	$(1,345,957)	$165,214	$465,769	$(1,322,422)	$(34,342)	$23,207	$26,499

Fixed charges:
Interest expense and amortization of finance costs	$254,928	$237,485	$317,732	$259,159	$85,372	$17,373	$22,655
Rental expense representative of interest factor	2,113	1,968	2,671	2,887	1,217	435	432

Total fixed charges	$257,041	$239,453	$320,403	$262,046	$86,589	$17,808	$23,087

Ratio of earnings to fixed charges	— (1)	— (3)	1.5	— (5)	— (6)	1.3	1.1

Total fixed charges	$257,041	$239,453	$320,403	$262,046	$86,589	$17,808	$23,087
Pre-tax preferred dividend requirements	52,852	21,108	32,902	12,132	110,075	—	—

Total fixed charges plus preference dividends	$309,893	$260,561	$353,305	$274,178	$196,664	$17,808	$23,087

Ratio of earnings to combined fixed charges and preference dividends	— (2)	— (4)	1.3	— (5)	— (7)	1.3	1.1

(1)
Due to the Company's "Loss before income taxes, as adjusted" for the nine months ended September 30, 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.6 billion to achieve a coverage ratio of 1:1.

(2)
Due to the Company's "Loss before income taxes, as adjusted" for the nine months ended September 30, 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.7 billion to achieve a coverage ratio of 1:1.

(3)
Due to the Company's "Loss before income taxes, as adjusted" for the nine months ended September 30, 2014, the ratio coverage was less than 1:1. The Company must generate additional earnings of $74.2 million to achieve a coverage ratio of 1:1.

(4)
Due to the Company's "Loss before income taxes, as adjusted" for the nine months ended September 30, 2014, the ratio coverage was less than 1:1. The Company must generate additional earnings of $95.3 million to achieve a coverage ratio of 1:1.

(5)
Due to the Company's "Loss before income taxes, as adjusted" in 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.6 billion to achieve a coverage ratio of 1:1.

(6)
Due to the Company's "Loss before income taxes, as adjusted" in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $120.9 million to achieve a coverage ratio of 1:1.

(7)
Due to the Company's "Loss before income taxes, as adjusted" in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $231.0 million to achieve a coverage ratio of 1:1.

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  Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends (In thousands, except ratios)